UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SONGZAI INTERNATIONAL HOLDING GROUP, INC.
(Exact name of registrant as specified in its charter)

Nevada	43-1932733
(State of Incorporation)	(I.R.S. Employer
Identification No.)

17890 Castleton Street, Suite 112
City of Industry, California 91748
(Address of principal executive offices, including zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☑

Securities Act registration statement file number to which this form relates:  333-66994

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001
(Title of class)

Item 1.Description of Registrant’s Securities to be Registered.

GENERAL

The authorized capital stock of the Company consists of 108,000,000 shares of capital stock, of which 100,000,000 are shares of Common Stock, par value $0.001 per share and 8,000,000 are “blank check” preferred shares, $0.001 par value, which may be converted to common stock on terms and conditions set out by the Board of Directors of the Company from time to time.

COMMON STOCK

Holders of Common Stock are entitled to one vote per share in all matters to be voted on by the shareholders.  All corporate action shall be determined by a majority of the votes cast at a meeting of stockholders by the holders of shares entitled to vote thereon.  Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company’s liabilities. All of the outstanding shares of Common Stock are fully paid and non-assessable.

NO PREEMPTIVE RIGHTS

No holder of Common Stock of the Company has any preemptive right to subscribe for or purchase securities of any class or kind of the Company, nor any redemption or conversion rights.

NO CUMULATIVE VOTING

No holder of any capital stock of the Company has the right to cumulate his or her votes in an election of directors or for any other matter or matters to be voted upon by the shareholders of the Company.

CERTAIN PROVISIONS OF THE NEVADA GENERAL CORPORATION LAW

The Company is subject to the Nevada General Corporation Law (the “NGCL”). Under certain circumstances, the following described provisions of the NGCL may delay or make more difficult acquisitions or changes of control of the Company.  Neither the Company’s Articles of Incorporation nor its Bylaws exclude the Company from these provisions. Such provisions may make it more difficult to accomplish transactions that shareholders believe are in their best interests. Such provisions may also have the effect of preventing changes in the Company's management.

Nevada anti-takeover statutes

Business combinations act. The Articles of Incorporation do not opt out of Nevada’s anti-takeover law, and, therefore, the Company is subject to its provisions. This law provides that any person who is: the direct or indirect beneficial owner of 10% or more of the corporation’s outstanding voting stock of a Nevada corporation; or an affiliate or associate of a Nevada corporation who, at any time within three years, was the direct or indirect owner of 10% or more the corporation’s outstanding voting stock is an interested stockholder who cannot engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. Business combinations encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales, and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. Provisions of this law have an anti-takeover effect on transactions not approved in advance by the Board of Directors.

Control shares act. Nevada law provides that, in certain circumstances, a stockholder who acquires a controlling interest in a corporation, as defined by statute, has only such voting rights in the shares acquired that caused the stockholder to exceed any such threshold as are conferred by a majority vote of the corporation’s stockholders at an annual or special stockholders’ meeting. The Articles of Incorporation and Bylaws do not opt out of this act; as a result, it is applicable to the Company.

DIRECTORS’ DUTIES

Section 78.138 of the NGCL allows directors and officers, in exercising their respective powers to further the interests of the corporation, to consider the interests of the corporation’s employees, suppliers, creditors and customers. They can also consider the economy of the state and the nation; the interests of the community and of society and the long-term and short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation. Directors may resist a change or potential change in control if the directors, by a majority vote of a quorum, determine that the change or potential change is opposed to or not in the best interest of the corporation.  In so determining, the board of directors may consider the interests described above or have reasonable grounds to believe that, within a reasonable time, the debt created as a result of any change in control would cause (i) the assets of the corporation or any successor to be less than its liabilities, (ii) the corporation or any successor to become insolvent or (iii) the commencement of any voluntary or involuntary proceeding under the federal bankruptcy laws concerning the corporation.

PREFERRED STOCK

The rights evidenced by the Common Stock are materially limited or qualified by the rights of the Company’s Series A Preferred Stock.  The Series A Preferred Stock is subject to certain terms, conditions and restrictions set forth in the Certificate of Designation, Preference and Rights of Convertible Preferred Stock dated January 9, 2006, as amended by the Certificate of Change Pursuant to Section 78.209 of the NGCL as filed with the Secretary of State of Nevada.  The Certificate of Designation, as subsequently amended, evidences that each share of Series A Preferred Stock is convertible into ten shares of Common Stock of the Company at the option of the holder. On January 7, 2008 the Company completed a ten-to-one reverse stock split.  The Company is now required to reserve 400,000 shares of its authorized but unissued shares of Common Stock for issuance upon conversion of the outstanding Series A Preferred Stock. In addition to the optional conversion mechanism for holders of Series A Preferred Stock, if certain conditions are satisfied, such as any consolidation or merger of the Company or sale or transfer of the assets or stock of the Company, then, at the option of the Company, by the delivery of prior written notice to holders of the Series A Preferred Stock, the holders of the Series A Preferred Stock shall convert all (but not less than all) shares of Series A Preferred Stock held by them into a number of fully paid and nonassessable shares of Common Stock. Such Series A Preferred Stock conversion rights have the effect of diluting the Common Stock.

The holders of the Series A Preferred Stock have no voting power, except as otherwise provided by the NGCL. So long as any shares of Series A Preferred Stock are outstanding, the Company may not take any of the following corporate actions (whether by merger, consolidation or otherwise) without first obtaining the approval (by vote or written consent, as provided by the NGCL) of the holders of a majority of the then outstanding shares of Series A Preferred Stock: (i) alter or change the rights, preferences or privileges of the Series A Preferred Stock, or increase the authorized number of shares of Series A Preferred Stock; (ii) alter or change the rights, preferences or privileges of any capital stock of the Company so as to affect adversely the Series A Preferred Stock; (iii) enter into any agreement, commitment, understanding or other arrangement to take any of the foregoing actions; or (iv) cause or authorize any subsidiary of the Company to engage in any of the foregoing actions.

Item 2.  Exhibits.

The following exhibits are filed as a part of this registration statement:

Exhibit No.	Description

1.	Articles of Incorporation dated June 7, 2001 (incorporated by reference to Exhibit 3.1 from the Registrant’s Annual Report on Form 10-KSB filed on March 31, 2006).

2.	Certificate of Amendment to Articles of Incorporation dated October 23, 2003 (incorporated by reference to Exhibit 3.2 from the Registrant’s Annual Report on Form 10-KSB filed on March 31, 2006).

3.	Certificate of Amendment to Articles of Incorporation dated July 16, 2004 (filed herewith).

4.
Certificate of Designation, Preference and Rights of Convertible Preferred Stock dated January 9, 2006 (incorporated by reference to Exhibit 3.6 from the Registrant’s Annual Report on Form 10-KSB filed on March 31, 2006).

5.
Certificate of Change Pursuant to NRS 78.209 as filed with the Secretary of State of Nevada on January 7, 2008 (incorporated by reference to Exhibit 3.1 from the Registrant’s Current Report on Form 8-K filed on January 10, 2008).

6.	Amended and Restated Bylaws of Company (incorporated by reference to Exhibit 3.8 from the Registrant’s Annual Report on Form 10-K filed on March 30, 2009).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SONGZAI INTERNATIONAL HOLDING GROUP, INC. (Registrant)

Date: December 3, 2009	By:	/s/ Hongwen Li
Hongwen Li
Chief Executive Officer